UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

PAMPA ENERGÍA S.A.

(Name of Issuer)

Common Shares, par value Ps.1.00 (the “Pampa Shares”)

American Depositary Shares, each representing 25 Pampa Shares (the “Pampa ADSs”)

(Title of Class of Securities)

697660207*

(CUSIP Number)

Diego Martín Salaverri

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

+54-11-4344-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* This CUSIP number applies to the Pampa ADSs, each representing 25 Pampa Shares, par value Ps.1.00. No CUSIP number exists for the underlying Pampa Shares since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 697660207	13D

1.	Name of Reporting Persons: Grupo Mtres S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Uruguay

Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 68,952,700

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 68,952,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,952,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 3.75%

14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D

1.	Name of Reporting Persons: Tres Emes Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 68,952,700

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 68,952,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,952,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 3.75%

14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D

1.	Name of Reporting Persons: Emes Inversora S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Argentina

Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 68,952,700

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 68,952,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,952,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 3.75%

14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D

1.	Name of Reporting Persons: Mindlin Warrants S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Uruguay

Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 191,106,075

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 191,106,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 191,106,075

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 10.41%

14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D

1.	Name of Reporting Persons: Marcos Marcelo Mindlin

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Argentina

Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 260,058,775

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 260,058,775

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 260,058,775

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 14.16%

14.	Type of Reporting Person: IN

Item 1.         Security and Issuer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2010 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1, filed with the SEC on January 4, 2012 (“Amendment No. 1”), (ii) Amendment No. 2, filed with the SEC on December 17, 2015 (“Amendment No. 2”), (iii) Amendment No. 3, filed with the SEC on February 2, 2016 (“Amendment No. 3”), (iv) Amendment No. 4, filed with the SEC on February 26, 2016 (“Amendment No. 4”), and (v) Amendment No. 5, filed with the SEC on December 15, 2016 (“Amendment No. 5” and, together with this Amendment No. 6, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares (the “Pampa Shares”) of Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), and the American depositary shares (the “Pampa ADSs”) of the Issuer, each representing 25 Pampa Shares, that are traded on the New York Stock Exchange. The principal executive offices of the Issuer are located at Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.         Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 6 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed in (1) to (5) below (the “Reporting Persons”):

(1)                                 Grupo Mtres S.A. (“Grupo M”) (formerly known as Dolphin Fund Management S.A.) is a sociedad anónima organized under the laws of the Republic of Uruguay.  The address of its principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  Grupo M is a holding company whose primary investments are the Pampa Shares disclosed herein and its interest in Pampa F&F LLC (“Pampa F&F”), which entity was dissolved and wound-up.  Grupo M is a wholly owned subsidiary of Tres Emes Ltd.

(2)                                 Tres Emes Ltd. (“Tres M”) (formerly known as Consultores Fund Management Ltd.) is an ordinary company organized under the laws of the Cayman Islands.  The address of its principal office is Regatta Office Park, West Bay Road, Grand Cayman KY1-1205, Cayman Islands.  Tres M is a holding company whose primary investment is its interest in Grupo M, through which it indirectly owns the Pampa Shares disclosed herein. Tres M is wholly owned by Emes Inversora S.A.

(3)                                 Emes Inversora S.A. (“Emes”) (formerly known as Dolphin Inversora S.A.) is a sociedad anónima organized under the laws of the Republic of Argentina.  The address of its principal office is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.  Emes is a holding company whose primary investment is its interest in Tres M, through which it indirectly owns the Pampa Shares disclosed herein. Emes is controlled by Marcos Marcelo Mindlin (“Marcelo Mindlin”).

(4)                                 Mindlin Warrants S.A. (“MW”) is a sociedad anónima organized under the laws of the Republic of Uruguay. The address of its principal office is Costa Rica 1538, Montevideo (11500), Uruguay.  MW is a holding company whose primary investment is owning the Pampa Shares disclosed herein.  MW is wholly-owned by Marcelo Mindlin.

(5)                                 Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Chairman of the Board of Directors (the “Board”) of the Issuer, and his principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

The directors and executive officers of each of Tres M and Emes are Marcelo Mindlin, Damián Miguel Mindlin (“Damián Mindlin”) and Gustavo Mariani.  The directors and executive officers of Grupo M are

Damián Mindlin, Gustavo Mariani and Germán Pérez. The directors and executive officers of MW are Marcelo Mindlin and Germán Pérez.

Damián Mindlin is a citizen of Argentina.  Damián Mindlin is a member of the Board and the Director and Investor Portfolio Director of the Issuer.  His principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Gustavo Mariani is a citizen of Argentina.  Gustavo Mariani is the Vice-Chairman of the Board, as well as  Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business of the Issuer.  His principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Germán Pérez is a citizen of Uruguay.  Germán Pérez is a director of Grupo M and MW.  His principal business address is Costa Rica 1538, Montevideo (11500), Uruguay.

Ricardo Alejandro Torres (“Ricardo Torres”) is a citizen of Argentina.  Ricardo Torres is a member of the Board, as well as Co-Chief Executive Officer and Chief of Distribution of the Issuer.  His principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers or members, as applicable, of Grupo M, Tres M, Emes or MW has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Sources and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

Each of the Reporting Persons that owns Pampa Shares directly purchased its respective Pampa Shares with working capital contributed by its members or shareholders, as applicable, except that:

(i)                   MW acquired 1,308,425 Pampa Shares, in the form of Pampa ADSs, that it owns through the distribution by Emes LLC of such Pampa ADSs to MW; and

(ii)                Grupo M acquired 28,623,150 Pampa Shares, in the form of Pampa ADSs, that it owns through the distribution by Emes LLC of such Pampa ADSs to Grupo M.

Item 4.         Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons acquires and disposes of Pampa Shares as market opportunities arise.  The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities, except for the distribution of the PESA ADSs by Emes LLC as described in Items 5(c) below.

Item 5.         Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)                                       The Reporting Persons have, as of January 5, 2017, the following interests in the Pampa Shares:

	Pampa Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Grupo M	68,952,700	3.75%	-0-	68,952,700	-0-	68,952,700
Tres M	68,952,700	3.75%	-0-	68,952,700	-0-	68,952,700
Emes Inversora	68,952,700	3.75%	-0-	68,952,700	-0-	68,952,700
MW	191,106,075	10.41%	-0-	191,106,075	-0-	191,106,075
Marcelo Mindlin	260,058,775	14.16%	-0-	260,058,775	-0-	260,058,775

(c)                                  Since the most recent filing of this Schedule 13D (which was made on December 15, 2016), the following transaction by Reporting Persons took place with respect to Pampa Shares:

(i)                                     On December 26, 2016, Emes LLC distributed all of the Pampa ADSs it owned to its members, including the following Reporting Persons:

Members	Date of Transaction	Pampa Shares Acquired	Price per Pampa Share (USD)	Broker
Grupo M	12/26/2016	28,623,150	Not applicable	—
MW	12/26/2016	1,308,425	Not applicable	—

To the knowledge of the Reporting Persons, (i) Gustavo Mariani beneficially owns 47,966,846 Pampa Shares, or 2.61% of the outstanding Pampa Shares, (ii) Damian Mindlin beneficially owns 47,316,845 Pampa Shares, or 2.58% of the outstanding Pampa Shares, and (iii) Ricardo Torres beneficially owns 31,659,425 Pampa Shares, or 1.72% of the outstanding Pampa Shares.

Except as described above, no Reporting Persons have and, to the knowledge of the Reporting Persons, no persons otherwise identified in Item 2 have effected any transactions in the Pampa Shares or Pampa ADSs in the past sixty days.

(d)                                 No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 6.

(e)                                  Emes LLC ceased to be the beneficial owner of Pampa Shares on December 26, 2016.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No material changes.

Item 7.         Material to be Filed as Exhibits.

No material changes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated: January 5, 2017

Grupo Mtres S.A.

	By:	/s/ DAMIÁN MINDLIN
Name: Damián Mindlin
Title: President

Tres Emes Ltd.

	By:	/s/ MARCELO MINDLIN
Name: Marcelo Mindlin
Title: President

Emes Inversora S.A.

	By:	/s/ MARCELO MINDLIN
Name: Marcelo Mindlin
Title: President

Mindlin Warrants S.A.

	By:	/s/ MARCELO MINDLIN
Name: Marcelo Mindlin
Title: Owner

Marcos Marcelo Mindlin

	By:	/s/ MARCELO MINDLIN